FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2004

                        Commission File Number 333-74992
                                               ---------

                       International Financial Group, Inc.
                       -----------------------------------
             (Exact name of registrant as specified in its charter)


                                 Cayman Islands
                                 --------------
                    (State of incorporation or organization)


           Suite 4, Temple Building, Main and Prince William Streets,
                             Charlestown, Nevis, WI
           ----------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                 -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No  X
                                  -----   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Signatures
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    INTERNATIONAL FINANCIAL GROUP, INC.
                                           (Registrant)

                                      By:   /s/ Daniel MacMullin
                                         -----------------------------
Date: February 23, 2004                         Daniel MacMullin
                                         Director, President, CEO, CFO




Item 1. Director Appointment
----------------------------

On February 21, 2004, Mr. Adin Lohry was appointed Director to the Board of Directors of International Financial Group, Inc.

Mr. Adin Lohry was a professional baseball player with the New York Yankees from 1989 to 1994. He then attended the University of Detroit where he earned his Bachelor of Business Administration degree in December of 1999. Mr. Lohry worked in sales at the Westin Innisbrook Resort for two years until 2002 when he left this position and started his employment with AMSouth Bank/Mortgage Banking-Private Client Services as a Mortgage Loan Officer. Mr. Lory continues his employment with AMSouth in New Port Richey, FL. Mr. Lohry has not previously been a director of a reporting company.